Mail Stop 3561

June 28, 2010

Via Fax & U.S. Mail

Mr. Rowland W. Day
Chief Executive Officer
Websafety, Inc.
1 Hampshire Court
Newport Beach, CA 92660

> **Re:** **Websafety, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 14, 2009**
> **File No. 333-140378**

Dear Mr. Day:

We have received your letter dated June 22, 2010, in response to our letter dated May 6, 2010, and have the following additional comments. Please respond to provide the supplemental information and to confirm that such comments will be complied with in future filings. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Balance Sheet, page F-1

Note 1. Nature of Business and Summary of Significant Accounting Policies

Websafety Technology, page F-8

1. We note your response to our prior comment number one but do not believe that your response fully addressed the concerns that were raised in our prior comment. In this regard, please provide us with the following additional information:

   - In your letter dated April 28, 2010, you indicated that your analysis was based on a 3 year time frame which is equal to the estimated life of the Websafety Technology Asset. Given that the asset was acquired July 2, 2009, and that the company came out of the development stage in October 2009, it appears that the first year would conclude on September 30, 2010. Supplementally advise us of the specific periods covered in your three-year analysis, and on which amortization is based.

- Please provide us with your actual results through June 30, 2010, as compared to the projections assumed in your impairment analysis, and explain in detail why you believe you will be able to meet the projections indicated in your letter dated June 22, 2010 by the end of the first, second and third years assumed in your impairment analysis.

- Please provide a detailed explanation of the components and the calculation of the gross margin of 45% including commissions and amortization of the asset. If the gross margin starts at lower levels in earlier years, your response and your revised disclosure needs to describe the specific margins for each period.

We may have further comment after reviewing your response. Assuming a satisfactory response, please confirm that your disclosure in future filings will be significantly expanded to describe all the assumptions you provided to us pertaining to this asset in your response, and letters dated April 28, 2010 and June 22, 2010.

2. Finally, please confirm that you will include a statement that to the extent actual results do not match projections and expectations, that an impairment charge might be necessary.

Form 10-Q for the period ended March 31, 2010

Statements of Operations, page F-2, and

Management's Discussion and Analysis and Plan of Operations, page 5

3. Please revise future filings to explain the reasons for significant increases/decreases in financial statement line items in your statements of operations as opposed to merely stating the amount of increase and decrease. In this regard, supplementally advise us and expand future disclosure of the reasons why general and administrative expenses nearly tripled from the previous period.

Item 4. Controls and Procedures, page 6

4. We note from the disclosure included in Item 9(A)T. of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, that based on management's assessment of internal control over financial reporting that controls and procedures were ineffective. We also note from Item 4T of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 that based on management's assessment at the end of this quarter, management now believes that internal control over financial reporting is effective. We also note from the disclosure in Item 4T that there have been no significant changes in the Company's internal control over financial reporting that occurred during the

quarter ended March 31, 2010 that have materially affected the Company's internal control over financial reporting.

Given that there were no material changes in internal control over financial reporting during the quarter ended March 31, 2010, please explain what changes in facts or circumstances have resulted in management concluding that internal controls over financial reporting are effective at March 31, 2010 when they were not effective at December 31, 2009. We may have further comment upon receipt of your response.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief